

ANGLO AMERICAN



05007470

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

15 April, 2005

SUPPL



SEC MAIL
PROCESSING
RECEIVED
APR 2 1 2005
WASH, D.C.
185
SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of directors' interests (Butterfield Trust) dated 15 April 2005

Yours faithfully
For and on behalf of Anglo American plc

p.p. Linda Norris
Company Secretarial Assistant
Enc - 5 copies

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,591,741 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
11 April 2005	43,073
12 April 2005	69,807
13 April 2005	23,027
14 April 2005	4,000
15 April 2005	17,600

The Company was advised of these transactions on 15 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
15 April 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,591,741 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
11 April 2005	43,073
12 April 2005	69,807
13 April 2005	23,027
14 April 2005	4,000
15 April 2005	17,600

The Company was advised of these transactions on 15 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
15 April 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,591,741 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
11 April 2005	43,073
12 April 2005	69,807
13 April 2005	23,027
14 April 2005	4,000
15 April 2005	17,600

The Company was advised of these transactions on 15 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
15 April 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,591,741 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
11 April 2005	43,073
12 April 2005	69,807
13 April 2005	23,027
14 April 2005	4,000
15 April 2005	17,600

The Company was advised of these transactions on 15 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
15 April 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,591,741 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
11 April 2005	43,073
12 April 2005	69,807
13 April 2005	23,027
14 April 2005	4,000
15 April 2005	17,600

The Company was advised of these transactions on 15 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
15 April 2005



ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

14 April, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of directors' interests (Oppenheimer) dated 14 April 2005
- Notification of substantial shareholder dated 14 April 2005

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Announcement of notifications of interests of directors and connected persons

1 Name of Company

Anglo American plc

2 Name of director

N F Oppenheimer

3 Nature of notifications received by the Company

3.1 On 12 April 2005, Codan Trust Company Limited (the "Codan Trustees") acquired a right to acquire an interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.2 The notification received by the Company indicates that it is in respect of a non-beneficial interest of the Codan Trustees.

4 Name of registered holder(s)

4.1 The 59,120,951 ordinary shares of the Company referred to in paragraph 3.1 above are registered as follows:

- **4.1.1** EO&S Holdings: 47,250,206
- **4.1.2** Goldman Sachs Security Nominees: 5,000,000
- **4.1.3** Debswana Diamond Company (Proprietary) Limited: 6,870,745

5 Person(s) connected with the director

The notification of interests of directors and connected persons contained herein relates to the Codan Trustees, being a person connected with the director referred to in paragraph 2 by virtue of it being the trustee of a trust of which such director is a potential discretionary beneficiary.

6 Nature of the transaction

This notification is in respect of the acquisition of a right to acquire an interest in ordinary shares of the Company.

7 Number of shares in respect of which notification made

59,120,951 ordinary shares in the Company.

8 Percentage of issued class

3.96 per cent.

9 Not applicable

10 Not applicable

11 Class of security

12 Price

The right to acquire the interest in the Company's ordinary shares was acquired for nil consideration

13 Date of transaction

12 April 2005

14 Date Company informed

13 April 2005

15 Total holding following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of 59,120,951 ordinary shares in the Company.

16 Total percentage holding of issued class following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of approximately 3.96 per cent. of the Company's issued ordinary shares.

17 Not applicable

18 Not applicable

19 Not applicable

20 Not applicable

21 Not applicable

22 Not applicable

23 Additional information

None

24 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

25 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 272763
RNS: 0784L
ON-SCREEN 15 · 56 15/4

Announcement of notifications of interests of directors and connected persons

1 Name of Company

Anglo American plc

2 Name of director

N F Oppenheimer

3 Nature of notifications received by the Company

3.1 On 12 April 2005, Codan Trust Company Limited (the "Codan Trustees") acquired a right to acquire an interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.2 The notification received by the Company indicates that it is in respect of a non-beneficial interest of the Codan Trustees.

4 Name of registered holder(s)

4.1 The 59,120,951 ordinary shares of the Company referred to in paragraph 3.1 above are registered as follows:

4.1.1 EO&S Holdings: 47,250,206

4.1.2 Goldman Sachs Security Nominees: 5,000,000

4.1.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

5 Person(s) connected with the director

The notification of interests of directors and connected persons contained herein relates to the Codan Trustees, being a person connected with the director referred to in paragraph 2 by virtue of it being the trustee of a trust of which such director is a potential discretionary beneficiary.

6 Nature of the transaction

This notification is in respect of the acquisition of a right to acquire an interest in ordinary shares of the Company.

7 Number of shares in respect of which notification made

59,120,951 ordinary shares in the Company.

8 Percentage of issued class

3.96 per cent.

9 Not applicable

10 Not applicable

11 Class of security

12 Price

The right to acquire the interest in the Company's ordinary shares was acquired for nil consideration

13 Date of transaction

12 April 2005

14 Date Company informed

13 April 2005

15 Total holding following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of 59,120,951 ordinary shares in the Company.

16 Total percentage holding of issued class following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of approximately 3.96 per cent. of the Company's issued ordinary shares.

17 Not applicable

18 Not applicable

19 Not applicable

20 Not applicable

21 Not applicable

22 Not applicable

23 Additional information

None

24 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

25 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 272763
RNS: 07842
ON-SCREEN 15·56 14/4

Announcement of notifications of interests of directors and connected persons

1 Name of Company

Anglo American plc

2 Name of director

N F Oppenheimer

3 Nature of notifications received by the Company

3.1 On 12 April 2005, Codan Trust Company Limited (the "Codan Trustees") acquired a right to acquire an interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.2 The notification received by the Company indicates that it is in respect of a non-beneficial interest of the Codan Trustees.

4 Name of registered holder(s)

4.1 The 59,120,951 ordinary shares of the Company referred to in paragraph 3.1 above are registered as follows:

4.1.1 EO&S Holdings: 47,250,206

4.1.2 Goldman Sachs Security Nominees: 5,000,000

4.1.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

5 Person(s) connected with the director

The notification of interests of directors and connected persons contained herein relates to the Codan Trustees, being a person connected with the director referred to in paragraph 2 by virtue of it being the trustee of a trust of which such director is a potential discretionary beneficiary.

6 Nature of the transaction

This notification is in respect of the acquisition of a right to acquire an interest in ordinary shares of the Company.

7 Number of shares in respect of which notification made

59,120,951 ordinary shares in the Company.

8 Percentage of issued class

3.96 per cent.

9 Not applicable

10 Not applicable

11 Class of security

12 Price

The right to acquire the interest in the Company's ordinary shares was acquired for nil consideration

13 Date of transaction

12 April 2005

14 Date Company informed

13 April 2005

15 Total holding following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of 59,120,951 ordinary shares in the Company.

16 Total percentage holding of issued class following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of approximately 3.96 per cent. of the Company's issued ordinary shares.

17 Not applicable

18 Not applicable

19 Not applicable

20 Not applicable

21 Not applicable

22 Not applicable

23 Additional information

None

24 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

25 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 272763
RNS: 07842
ON-SCREEN 15:56 14/4

Announcement of notifications of interests of directors and connected persons

1 Name of Company

Anglo American plc

2 Name of director

N F Oppenheimer

3 Nature of notifications received by the Company

3.1 On 12 April 2005, Codan Trust Company Limited (the "Codan Trustees") acquired a right to acquire an interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.2 The notification received by the Company indicates that it is in respect of a non-beneficial interest of the Codan Trustees.

4 Name of registered holder(s)

4.1 The 59,120,951 ordinary shares of the Company referred to in paragraph 3.1 above are registered as follows:

- 4.1.1 EO&S Holdings: 47,250,206
- 4.1.2 Goldman Sachs Security Nominees: 5,000,000
- 4.1.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

5 Person(s) connected with the director

The notification of interests of directors and connected persons contained herein relates to the Codan Trustees, being a person connected with the director referred to in paragraph 2 by virtue of it being the trustee of a trust of which such director is a potential discretionary beneficiary.

6 Nature of the transaction

This notification is in respect of the acquisition of a right to acquire an interest in ordinary shares of the Company.

7 Number of shares in respect of which notification made

59,120,951 ordinary shares in the Company.

8 Percentage of issued class

3.96 per cent.

9 Not applicable

10 Not applicable

11 Class of security

12 Price

The right to acquire the interest in the Company's ordinary shares was acquired for nil consideration

13 Date of transaction

12 April 2005

14 Date Company informed

13 April 2005

15 Total holding following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of 59,120,951 ordinary shares in the Company.

16 Total percentage holding of issued class following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of approximately 3.96 per cent. of the Company's issued ordinary shares.

17 Not applicable

18 Not applicable

19 Not applicable

20 Not applicable

21 Not applicable

22 Not applicable

23 Additional information

None

24 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

25 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 272763
RNS: 0784L
ON-SCREEN 15 · 56 14/4

Announcement of notifications of interests of directors and connected persons

1 Name of Company

Anglo American plc

2 Name of director

N F Oppenheimer

3 Nature of notifications received by the Company

3.1 On 12 April 2005, Codan Trust Company Limited (the "Codan Trustees") acquired a right to acquire an interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.2 The notification received by the Company indicates that it is in respect of a non-beneficial interest of the Codan Trustees.

4 Name of registered holder(s)

4.1 The 59,120,951 ordinary shares of the Company referred to in paragraph 3.1 above are registered as follows:

4.1.1 EO&S Holdings: 47,250,206

4.1.2 Goldman Sachs Security Nominees: 5,000,000

4.1.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

5 Person(s) connected with the director

The notification of interests of directors and connected persons contained herein relates to the Codan Trustees, being a person connected with the director referred to in paragraph 2 by virtue of it being the trustee of a trust of which such director is a potential discretionary beneficiary.

6 Nature of the transaction

This notification is in respect of the acquisition of a right to acquire an interest in ordinary shares of the Company.

7 Number of shares in respect of which notification made

59,120,951 ordinary shares in the Company.

8 Percentage of issued class

3.96 per cent.

9 Not applicable

10 Not applicable

11 Class of security

12 Price

The right to acquire the interest in the Company's ordinary shares was acquired for nil consideration

13 Date of transaction

12 April 2005

14 Date Company informed

13 April 2005

15 Total holding following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of 59,120,951 ordinary shares in the Company.

16 Total percentage holding of issued class following this notification

Following this notification, the director referred to in paragraph 2 is interested in an aggregate of approximately 3.96 per cent. of the Company's issued ordinary shares.

17 Not applicable

18 Not applicable

19 Not applicable

20 Not applicable

21 Not applicable

22 Not applicable

23 Additional information

None

24 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

25 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 509735
RNS: 0782L
ON-SCREEN 15.55 14/4

Announcement of notifications of major interests in shares

1 Name of Company

Anglo American plc

2 Names of shareholders concerned

E Oppenheimer & Son Holdings Limited ("EO&S Holdings")

E Oppenheimer & Son International Limited ("EO&S International")

Respite Holdings Limited ("Respite")

E Oppenheimer & Son Group Holdings Limited ("EO&S Group Holdings")

Spectre Limited ("Spectre")

Nakshatra Reserves Limited ("Nakshatra Reserves")

Marinda Reserves Limited ("Marinda Reserves")

Theseus Trustees (Bermuda) Limited (the "Theseus Bermuda Trustees")

Codan Trust Company Limited (the "Codan Trustees")

Maitland Trustees Limited (the "Fairfield Trustees")

Maitland Trustees Limited & Theseus Limited (the "EOS Trustees")

3 Nature of notifications received by the Company

3.1 On 11 April 2005, the Fairfield Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.2 On 11 April 2005, the EOS Trustees acquired a notifable interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares), registered as follows:

3.2.1 EO&S Holdings: 47,250,206 ordinary shares

3.2.2 Goldman Sachs Security Nominees Limited: 5,000,000 ordinary shares

3.2.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745 ordinary shares

3.3 Following the transactions referred to in paragraphs 3.1 and 3.2, EO&S Holdings, EO&S International and Respite each continued to have a notifable interest in 52,250,206 ordinary shares (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.2.1 and 3.2.2.

3.4 On 12 April 2005, the entities listed below each acquired a notifable interest in 59,120,951 ordinary shares of the Company:

3.4.1 EO&S Group Holdings

3.4.2 Spectre

3.4.3 Nakshatra Reserves

3.4.4 Marinda Reserves

3.4.5 the Theseus Bermuda Trustees

3.4.6 the Codan Trustees

3.5 On 12 April 2005, EO&S International and Respite each acquired a notifable interest in an additional 6,870,745 ordinary shares of the Company (representing approximately 0.46 per cent. of the Company's issued ordinary shares), in consequence of which EO&S International and Respite held notifable interests in respect of 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.6 The 59,120,951 ordinary shares of the Company referred to in paragraphs 3.4 and 3.5 above are registered as follows:

3.6.1 EO&S Holdings: 47,250,206

3.6.2 Goldman Sachs Security Nominees: 5,000,000

3.6.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

3.7 On 12 April 2005, the EOS Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.8 Following the transactions referred to in paragraphs 3.4 to 3.6, EO&S Holdings continued to have a notifable interest in 52,250,206 of the ordinary shares of the Company (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.6.1 and 3.6.2.

3.9 The notifications received by the Company do not specify whether such notifications are in respect of the holding of the shareholders referred to in paragraph 2 above or in respect of a non-beneficial interest. The interest of the Codan Trustees in 59,120,951 ordinary shares of the Company is such an interest as is mentioned in Section 208(5) of the Companies Act 1985.

4 Names of registered holder(s)

Please see paragraph 3

5 Number of shares in respect of which notification made

Please see paragraph 3

6 Percentage of issued class

Please see paragraph 3

7 Not applicable

8 Not applicable

9 Class of security

Ordinary shares of US$0.50 each in the capital of Anglo American plc

10 Date of transaction

Please see paragraph 3

11 Date Company informed

13 April 2005

12 Total holding following this notification

Please see paragraph 3

13 Total percentage holding of issued class following this notification

Please see paragraph 3

14 Additional information

None

15 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

16 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 509735
RNS: 0782L
ON-SCREEN: 15.55 14/4

Announcement of notifications of major interests in shares

1 Name of Company

Anglo American plc

2 Names of shareholders concerned

E Oppenheimer & Son Holdings Limited ("EO&S Holdings")

E Oppenheimer & Son International Limited ("EO&S International")

Respite Holdings Limited ("Respite")

E Oppenheimer & Son Group Holdings Limited ("EO&S Group Holdings")

Spectre Limited ("Spectre")

Nakshatra Reserves Limited ("Nakshatra Reserves")

Marinda Reserves Limited ("Marinda Reserves")

Theseus Trustees (Bermuda) Limited (the "Theseus Bermuda Trustees")

Codan Trust Company Limited (the "Codan Trustees")

Maitland Trustees Limited (the "Fairfield Trustees")

Maitland Trustees Limited & Theseus Limited (the "EOS Trustees")

3 Nature of notifications received by the Company

3.1 On 11 April 2005, the Fairfield Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.2 On 11 April 2005, the EOS Trustees acquired a notifable interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares), registered as follows:

3.2.1 EO&S Holdings: 47,250,206 ordinary shares

3.2.2 Goldman Sachs Security Nominees Limited: 5,000,000 ordinary shares

3.2.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745 ordinary shares

3.3 Following the transactions referred to in paragraphs 3.1 and 3.2, EO&S Holdings, EO&S International and Respite each continued to have a notifable interest in 52,250,206 ordinary shares (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.2.1 and 3.2.2.

3.4 On 12 April 2005, the entities listed below each acquired a notifable interest in 59,120,951 ordinary shares of the Company:

3.4.1 EO&S Group Holdings

3.4.2 Spectre

3.4.3 Nakshatra Reserves

3.4.4 Marinda Reserves

3.4.5 the Theseus Bermuda Trustees

3.4.6 the Codan Trustees

3.5 On 12 April 2005, EO&S International and Respite each acquired a notifable interest in an additional 6,870,745 ordinary shares of the Company (representing approximately 0.46 per cent. of the Company's issued ordinary shares), in consequence of which EO&S International and Respite held notifable interests in respect of 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.6 The 59,120,951 ordinary shares of the Company referred to in paragraphs 3.4 and 3.5 above are registered as follows:

3.6.1 EO&S Holdings: 47,250,206

3.6.2 Goldman Sachs Security Nominees: 5,000,000

3.6.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

3.7 On 12 April 2005, the EOS Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.8 Following the transactions referred to in paragraphs 3.4 to 3.6, EO&S Holdings continued to have a notifable interest in 52,250,206 of the ordinary shares of the Company (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.6.1 and 3.6.2.

3.9 The notifications received by the Company do not specify whether such notifications are in respect of the holding of the shareholders referred to in paragraph 2 above or in respect of a non-beneficial interest. The interest of the Codan Trustees in 59,120,951 ordinary shares of the Company is such an interest as is mentioned in Section 208(5) of the Companies Act 1985.

4 Names of registered holder(s)

Please see paragraph 3

5 Number of shares in respect of which notification made

Please see paragraph 3

6 Percentage of issued class

Please see paragraph 3

7 Not applicable

8 Not applicable

9 Class of security

Ordinary shares of US$0.50 each in the capital of Anglo American plc

10 Date of transaction

Please see paragraph 3

11 Date Company informed

13 April 2005

12 Total holding following this notification

Please see paragraph 3

13 Total percentage holding of issued class following this notification

Please see paragraph 3

14 Additional information

None

15 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

16 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 509735
RNS: 0782L
ON-SCREEN: 15.55 14/4

Announcement of notifications of major interests in shares

1 Name of Company

Anglo American plc

2 Names of shareholders concerned

E Oppenheimer & Son Holdings Limited ("EO&S Holdings")

E Oppenheimer & Son International Limited ("EO&S International")

Respite Holdings Limited ("Respite")

E Oppenheimer & Son Group Holdings Limited ("EO&S Group Holdings")

Spectre Limited ("Spectre")

Nakshatra Reserves Limited ("Nakshatra Reserves")

Marinda Reserves Limited ("Marinda Reserves")

Theseus Trustees (Bermuda) Limited (the "Theseus Bermuda Trustees")

Codan Trust Company Limited (the "Codan Trustees")

Maitland Trustees Limited (the "Fairfield Trustees")

Maitland Trustees Limited & Theseus Limited (the "EOS Trustees")

3 Nature of notifications received by the Company

3.1 On 11 April 2005, the Fairfield Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.2 On 11 April 2005, the EOS Trustees acquired a notifable interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares), registered as follows:

3.2.1 EO&S Holdings: 47,250,206 ordinary shares

3.2.2 Goldman Sachs Security Nominees Limited: 5,000,000 ordinary shares

3.2.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745 ordinary shares

3.3 Following the transactions referred to in paragraphs 3.1 and 3.2, EO&S Holdings, EO&S International and Respite each continued to have a notifable interest in 52,250,206 ordinary shares (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.2.1 and 3.2.2.

3.4 On 12 April 2005, the entities listed below each acquired a notifable interest in 59,120,951 ordinary shares of the Company:

3.4.1 EO&S Group Holdings

3.4.2 Spectre

3.4.3 Nakshatra Reserves

3.4.4 Marinda Reserves

3.4.5 the Theseus Bermuda Trustees

3.4.6 the Codan Trustees

3.5 On 12 April 2005, EO&S International and Respite each acquired a notifable interest in an additional 6,870,745 ordinary shares of the Company (representing approximately 0.46 per cent. of the Company's issued ordinary shares), in consequence of which EO&S International and Respite held notifable interests in respect of 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.6 The 59,120,951 ordinary shares of the Company referred to in paragraphs 3.4 and 3.5 above are registered as follows:

3.6.1 EO&S Holdings: 47,250,206

3.6.2 Goldman Sachs Security Nominees: 5,000,000

3.6.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

3.7 On 12 April 2005, the EOS Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.8 Following the transactions referred to in paragraphs 3.4 to 3.6, EO&S Holdings continued to have a notifable interest in 52,250,206 of the ordinary shares of the Company (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.6.1 and 3.6.2.

3.9 The notifications received by the Company do not specify whether such notifications are in respect of the holding of the shareholders referred to in paragraph 2 above or in respect of a non-beneficial interest. The interest of the Codan Trustees in 59,120,951 ordinary shares of the Company is such an interest as is mentioned in Section 208(5) of the Companies Act 1985.

4 Names of registered holder(s)

Please see paragraph 3

5 Number of shares in respect of which notification made

Please see paragraph 3

6 Percentage of issued class

Please see paragraph 3

7 Not applicable

8 Not applicable

9 Class of security

Ordinary shares of US$0.50 each in the capital of Anglo American plc

10 Date of transaction

Please see paragraph 3

11 Date Company informed

13 April 2005

12 Total holding following this notification

Please see paragraph 3

13 Total percentage holding of issued class following this notification

Please see paragraph 3

14 Additional information

None

15 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

16 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 509735
RNS: 0782L
ON-SCREEN: 15.55 14/4

Announcement of notifications of major interests in shares

1 Name of Company

Anglo American plc

2 Names of shareholders concerned

E Oppenheimer & Son Holdings Limited ("EO&S Holdings")

E Oppenheimer & Son International Limited ("EO&S International")

Respite Holdings Limited ("Respite")

E Oppenheimer & Son Group Holdings Limited ("EO&S Group Holdings")

Spectre Limited ("Spectre")

Nakshatra Reserves Limited ("Nakshatra Reserves")

Marinda Reserves Limited ("Marinda Reserves")

Theseus Trustees (Bermuda) Limited (the "Theseus Bermuda Trustees")

Codan Trust Company Limited (the "Codan Trustees")

Maitland Trustees Limited (the "Fairfield Trustees")

Maitland Trustees Limited & Theseus Limited (the "EOS Trustees")

3 Nature of notifications received by the Company

3.1 On 11 April 2005, the Fairfield Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.2 On 11 April 2005, the EOS Trustees acquired a notifable interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares), registered as follows:

3.2.1 EO&S Holdings: 47,250,206 ordinary shares

3.2.2 Goldman Sachs Security Nominees Limited: 5,000,000 ordinary shares

3.2.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745 ordinary shares

3.3 Following the transactions referred to in paragraphs 3.1 and 3.2, EO&S Holdings, EO&S International and Respite each continued to have a notifable interest in 52,250,206 ordinary shares (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.2.1 and 3.2.2.

3.4 On 12 April 2005, the entities listed below each acquired a notifable interest in 59,120,951 ordinary shares of the Company:

3.4.1 EO&S Group Holdings

3.4.2 Spectre

3.4.3 Nakshatra Reserves

3.4.4 Marinda Reserves

3.4.5 the Theseus Bermuda Trustees

3.4.6 the Codan Trustees

3.5 On 12 April 2005, EO&S International and Respite each acquired a notifable interest in an additional 6,870,745 ordinary shares of the Company (representing approximately 0.46 per cent. of the Company's issued ordinary shares), in consequence of which EO&S International and Respite held notifable interests in respect of 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.6 The 59,120,951 ordinary shares of the Company referred to in paragraphs 3.4 and 3.5 above are registered as follows:

3.6.1 EO&S Holdings: 47,250,206

3.6.2 Goldman Sachs Security Nominees: 5,000,000

3.6.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

3.7 On 12 April 2005, the EOS Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.8 Following the transactions referred to in paragraphs 3.4 to 3.6, EO&S Holdings continued to have a notifable interest in 52,250,206 of the ordinary shares of the Company (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.6.1 and 3.6.2.

3.9 The notifications received by the Company do not specify whether such notifications are in respect of the holding of the shareholders referred to in paragraph 2 above or in respect of a non-beneficial interest. The interest of the Codan Trustees in 59,120,951 ordinary shares of the Company is such an interest as is mentioned in Section 208(5) of the Companies Act 1985.

4 Names of registered holder(s)

Please see paragraph 3

5 Number of shares in respect of which notification made

Please see paragraph 3

6 Percentage of issued class

Please see paragraph 3

7 Not applicable

8 Not applicable

9 Class of security

Ordinary shares of US$0.50 each in the capital of Anglo American plc

10 Date of transaction

Please see paragraph 3

11 Date Company informed

13 April 2005

12 Total holding following this notification

Please see paragraph 3

13 Total percentage holding of issued class following this notification

Please see paragraph 3

14 Additional information

None

15 Name of contact and telephone number for queries

N Jordan (Company Secretary) 020 7698 8750

16 Name and signature of authorised company official responsible for making this notification

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005

AVS: 509735
RNS: 07826
ON-SCREEN: 15.55 14/4

Announcement of notifications of major interests in shares

1 Name of Company

Anglo American plc

2 Names of shareholders concerned

E Oppenheimer & Son Holdings Limited ("EO&S Holdings")

E Oppenheimer & Son International Limited ("EO&S International")

Respite Holdings Limited ("Respite")

E Oppenheimer & Son Group Holdings Limited ("EO&S Group Holdings")

Spectre Limited ("Spectre")

Nakshatra Reserves Limited ("Nakshatra Reserves")

Marinda Reserves Limited ("Marinda Reserves")

Theseus Trustees (Bermuda) Limited (the "Theseus Bermuda Trustees")

Codan Trust Company Limited (the "Codan Trustees")

Maitland Trustees Limited (the "Fairfield Trustees")

Maitland Trustees Limited & Theseus Limited (the "EOS Trustees")

3 Nature of notifications received by the Company

3.1 On 11 April 2005, the Fairfield Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.2 On 11 April 2005, the EOS Trustees acquired a notifable interest in 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares), registered as follows:

- **3.2.1** EO&S Holdings: 47,250,206 ordinary shares
- **3.2.2** Goldman Sachs Security Nominees Limited: 5,000,000 ordinary shares
- **3.2.3** Debswana Diamond Company (Proprietary) Limited: 6,870,745 ordinary shares

3.3 Following the transactions referred to in paragraphs 3.1 and 3.2, EO&S Holdings, EO&S International and Respite each continued to have a notifable interest in 52,250,206 ordinary shares (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.2.1 and 3.2.2.

3.4 On 12 April 2005, the entities listed below each acquired a notifable interest in 59,120,951 ordinary shares of the Company:

- **3.4.1** EO&S Group Holdings
- **3.4.2** Spectre
- **3.4.3** Nakshatra Reserves
- **3.4.4** Marinda Reserves
- **3.4.5** the Theseus Bermuda Trustees

3.4.6 the Codan Trustees

3.5 On 12 April 2005, EO&S International and Respite each acquired a notifable interest in an additional 6,870,745 ordinary shares of the Company (representing approximately 0.46 per cent. of the Company's issued ordinary shares), in consequence of which EO&S International and Respite held notifable interests in respect of 59,120,951 ordinary shares of the Company (representing approximately 3.96 per cent. of the Company's issued ordinary shares).

3.6 The 59,120,951 ordinary shares of the Company referred to in paragraphs 3.4 and 3.5 above are registered as follows:

3.6.1 EO&S Holdings: 47,250,206

3.6.2 Goldman Sachs Security Nominees: 5,000,000

3.6.3 Debswana Diamond Company (Proprietary) Limited: 6,870,745

3.7 On 12 April 2005, the EOS Trustees ceased to have a notifable interest in ordinary shares of the Company.

3.8 Following the transactions referred to in paragraphs 3.4 to 3.6, EO&S Holdings continued to have a notifable interest in 52,250,206 of the ordinary shares of the Company (representing approximately 3.50 per cent. of the Company's issued ordinary shares), registered as described in paragraphs 3.6.1 and 3.6.2.

3.9 The notifications received by the Company do not specify whether such notifications are in respect of the holding of the shareholders referred to in paragraph 2 above or in respect of a non-beneficial interest. The interest of the Codan Trustees in 59,120,951 ordinary shares of the Company is such an interest as is mentioned in Section 208(5) of the Companies Act 1985.

4 Names of registered holder(s)

Please see paragraph 3

5 Number of shares in respect of which notification made

Please see paragraph 3

6 Percentage of issued class

Please see paragraph 3

7 Not applicable

8 Not applicable

9 Class of security

Ordinary shares of US$0.50 each in the capital of Anglo American plc

10 Date of transaction

Please see paragraph 3

11 **Date Company informed**

13 April 2005

12 **Total holding following this notification**

Please see paragraph 3

13 **Total percentage holding of issued class following this notification**

Please see paragraph 3

14 **Additional information**

None

15 **Name of contact and telephone number for queries**

N Jordan (Company Secretary) 020 7698 8750

16 **Name and signature of authorised company official responsible for making this notification**

N Jordan
Company Secretary

Signature:

Date of this notification: 14 April 2005